DAVID JONES & ASSOC., P.C.
Law Firm

422 Fleming Street, Suite 7 Key West, Fl 33040	F (281) 702-2137 P (877) 639-0675

April 30, 2013

The Timothy Plan
1055 Maitland Commons Blvd.
Maitland, Florida  32751

Ladies and Gentlemen:

I have been asked by The Timothy Plan (the "Trust"), a business trust organized under the laws of the State of Delaware, to render my opinion with respect to the issuance of a new Class of Shares, Class I shares, for each existing series of the Trust.

Class I Shares of the Funds are more fully described in the applicable Prospectus and Statement of Additional Information of each Fund, as contained in the Trust's post- effective amendment # 56 to its Registration Statement on Form N-1A (“PEA#56”).

I have examined forms of the Trust's Declaration of Trust, By-Laws, the Prospectuses and Statements of Additional Information and such other documents, records and certificates, including the full contents of PEA # 56, as deemed necessary for the purposes of this opinion.  All documents reviewed by me that were provided as copies, and not in original form, have been presumed by me to be genuine, and I did not conduct any independent inquiry to determine the authenticity of any such document.

Based on the foregoing, I am of the opinion that the Class I Shares of each Fund, when issued, delivered and paid for in accordance with the terms of the then current Prospectus and Statement of Additional Information, will be legally issued, fully paid, and non-assessable by the Trust.  Further, I give my permission to include this opinion as an exhibit to the Trust’s PEA # 56.

Very Truly Yours,

/s/David D. Jones
David D. Jones
Attorney & Counselor at Law